EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports Fourth Quarter Results with 61% Improvement in Orders and 107% Increase in Backlog; Issues Outlook for 2022
Oak Brook, Illinois, March 1, 2022 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter and year ended December 31, 2021.
Fourth Quarter and Full-Year Highlights
•Q4 net sales of $301 million, up $7 million, or 2%, from last year
•Full-year net sales of $1.21 billion, up $82 million, or 7%, from last year
•GAAP EPS of $0.32 for the quarter, and $1.63 for the year
•Adjusted EPS of $0.40 for the quarter, and $1.75 for the year
•Record orders of $444 million for the quarter, up $168 million, or 61%, from last year
•Record backlog of $629 million, up $325 million, or 107%, from last year
•Issues 2022 outlook with adjusted EPS* of $1.76 to $2.00 and net sales of $1.35 billion to $1.45 billion
Consolidated net sales for the fourth quarter were $301 million, up $7 million, or 2%, compared to the same quarter a year ago. Income from continuing operations for the fourth quarter was $19.5 million, equal to $0.32 per diluted share, compared to $26.0 million, or $0.42 per share, in the prior-year quarter. Income from continuing operations in the current-year quarter includes a non-cash, pre-tax pension settlement charge of $10.3 million, and approximately $3.0 million more discrete tax benefits compared to the prior-year quarter. The Company also reported adjusted income from continuing operations for the fourth quarter of $24.9 million, equal to $0.40 per diluted share, compared to $27.2 million, or $0.44 per share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Consolidated net sales for the year ended December 31, 2021 were $1.21 billion, up $82 million, or 7%, compared to the prior year. Income from continuing operations for the year was $100.6 million, equal to $1.63 per diluted share, compared to $96.1 million, or $1.56 per share, in the prior year. Adjusted income from continuing operations for the year was $108.4 million, equal to $1.75 per diluted share, compared to $103.0 million, or $1.67 per diluted share, in the prior year.
Solid Operational Performance Despite Ongoing Disruptions; Customer Demand at Unprecedented Levels
“Our fourth quarter performance represented a solid finish to a year in which we delivered the second highest adjusted EPS* in our history, and is a testament to our team’s relentless focus on serving our customers despite the ongoing challenges in the marketplace,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our results were impacted by widespread supply chain disruption, increased commodity costs and the effects of higher coronavirus-related medical costs, partially offset by a lower-than-expected tax rate. Demand for our products remains at unprecedented levels, with our order intake this quarter setting a new Company record, contributing to an all-time high backlog of $629 million at the end of 2021, more than double the amount at the same time last year.”
In the Environmental Solutions Group, net sales for the fourth quarter were $246 million, up $8 million, or 3%, compared to the prior-year quarter, while in the Safety and Security Systems Group, net sales for the fourth quarter were $56 million, compared to $57 million in the prior-year quarter.
Consolidated operating income for the fourth quarter was $30.1 million, compared to $33.8 million in the prior-year quarter. Consolidated operating margin for the fourth quarter was 10.0%, compared to 11.5% last year.

Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the fourth quarter was $40.0 million, compared to $47.0 million last year, and consolidated adjusted EBITDA margin in the current-year quarter was 13.3%, compared to 15.9% last year.
Adjusted EBITDA in the Environmental Solutions Group for the fourth quarter was $36.2 million, compared to $44.2 million last year, and its adjusted EBITDA margin in the current-year quarter was 14.7%, compared to 18.6% last year. Within the Safety and Security Systems Group, adjusted EBITDA for the fourth quarter was $11.0 million, compared to $11.2 million in the prior-year quarter, and its adjusted EBITDA margin in the current-year quarter was 19.7%, up from 19.6% last year.
Orders for the fourth quarter were $444 million, a new quarterly record for the Company, and an improvement of $168 million, or 61%, from last year. With the unprecedented order intake, consolidated backlog at December 31, 2021 was also at a record level of $629 million, an improvement of $325 million, or 107%, from last year.
Strong Cash Flow Supports M&A, Organic Growth Investment and Cash Returns to Shareholders
Net cash of $47 million was generated from operations in the fourth quarter, bringing the total year-to-date operating cash generation to $102 million.
During the fourth quarter, the Company completed the acquisitions of Ground Force and Deist. The Company also purchased its manufacturing facilities in Elgin, Illinois and University Park, Illinois in December 2021 and February 2022, respectively.
At December 31, 2021, total debt was $283 million, total cash and cash equivalents were $41 million and the Company had $209 million of availability for borrowings under its credit facility.
“Our cash flow generation remains strong, allowing us to acquire Ground Force and Deist, purchase two of our largest manufacturing facilities and fund cash returns to shareholders, while maintaining a low debt leverage position.” said Sherman.
During the fourth quarter, the Company funded $12.0 million of share repurchases, bringing the total for the year to $15.4 million. The Company also funded dividends of $5.5 million during the fourth quarter, bringing the total for the year to $22.0 million, and recently declared a similar $0.09 per share dividend that will be payable in the first quarter of 2022.
Outlook
“We remain encouraged by conditions in our end markets, the ongoing execution against our strategic initiatives, and the order trends that we have seen over the last few quarters, which have contributed to a record backlog entering 2022,” noted Sherman. “We have started to see benefits from federal stimulus funding in our municipal orders and with the recent increase in oil prices, we expect to see an uptick in demand for our safe-digging products. Notwithstanding a softer-than-normal first quarter, associated with ongoing supply chain volatility, coronavirus-related disruption and adverse weather, we anticipate recovery over the remainder of the year. For the full-year, we currently expect to report net sales of between $1.35 billion and $1.45 billion and adjusted EPS* of between $1.76 and $2.00 per share, despite a headwind of approximately $0.20 per share resulting from the normalization of our tax rate. With an active M&A pipeline, ongoing investments in new product development, capacity expansions and our people, and with anticipated multi-year tailwinds from infrastructure legislation passed in November, our businesses are well positioned for long-term, sustainable growth.”
CONFERENCE CALL
Federal Signal will host its fourth quarter earnings conference call on Tuesday, March 1, 2022 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at https://www.federalsignal.com or by dialing phone number 1-855-327-6837 and entering the pin number 10018209. An archived replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: https://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, risks and adverse economic effects associated with emerging geopolitical conflicts, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, cybersecurity risks, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP income from continuing operations and diluted EPS. In 2021, we made adjustments to exclude the impact of acquisition and integration-related (benefits) expenses, pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable. Should any similar items occur in 2022, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2021	2020	2021	2020
Net sales	$301.4	$294.8	$1,213.2	$1,130.8
Cost of sales	234.0	218.9	924.5	837.2
Gross profit	67.4	75.9	288.7	293.6
Selling, engineering, general and administrative expenses	37.6	38.4	149.2	149.2
Amortization expense	2.7	2.4	10.9	9.6
Acquisition and integration related (benefits) expenses	(3.0)	1.3	(2.1)	2.1
Restructuring	—	—	—	1.3
Operating income	30.1	33.8	130.7	131.4
Interest expense	1.2	1.2	4.5	5.7
Pension settlement charges	10.3	—	10.3	—
Other (income) expense, net	(0.6)	(1.0)	(1.7)	1.1
Income before income taxes	19.2	33.6	117.6	124.6
Income tax (benefit) expense	(0.3)	7.6	17.0	28.5
Income from continuing operations	19.5	26.0	100.6	96.1
Gain from discontinued operations and disposal, net of tax	—	0.1	—	0.1
Net income	$19.5	$26.1	$100.6	$96.2
Basic earnings per share:
Earnings from continuing operations	$0.32	$0.43	$1.65	$1.59
Earnings from discontinued operations and disposal, net of tax	—	0.00	—	0.00
Net earnings per share	$0.32	$0.43	$1.65	$1.59
Diluted earnings per share:
Earnings from continuing operations	$0.32	$0.42	$1.63	$1.56
Earnings from discontinued operations and disposal, net of tax	—	0.00	—	0.00
Net earnings per share	$0.32	$0.42	$1.63	$1.56
Weighted average common shares outstanding:
Basic	60.9	60.3	60.8	60.3
Diluted	61.8	61.6	61.9	61.7
Cash dividends declared per common share	$0.09	$0.08	$0.36	$0.32

Operating data:
Operating margin	10.0%	11.5%	10.8%	11.6%
Adjusted EBITDA	$40.0	$47.0	$180.5	$182.2
Adjusted EBITDA margin	13.3%	15.9%	14.9%	16.1%
Total orders	$443.8	$276.1	$1,538.8	$1,047.1
Backlog	628.9	303.9	628.9	303.9
Depreciation and amortization	12.9	11.7	50.4	44.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$40.5	$81.7
Accounts receivable, net of allowances for doubtful accounts of $2.1 and $2.9, respectively	136.0	127.0
Inventories	229.1	185.0
Prepaid expenses and other current assets	25.4	11.8
Total current assets	431.0	405.5
Properties and equipment, net of accumulated depreciation of $151.6 and $136.2, respectively	141.9	106.9
Rental equipment, net of accumulated depreciation of $43.8 and $43.5, respectively	108.4	113.3
Operating lease right-of-use assets	29.8	21.9
Goodwill	432.2	394.2
Intangible assets, net of accumulated amortization of $42.7 and $31.9, respectively	205.7	153.5
Deferred tax assets	8.4	9.5
Deferred charges and other long-term assets	8.7	3.8
Long-term assets of discontinued operations	—	0.2
Total assets	$1,366.1	$1,208.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.6	$0.2
Accounts payable	64.8	51.6
Customer deposits	21.9	13.3
Accrued liabilities:
Compensation and withholding taxes	29.9	30.3
Current operating lease liabilities	8.8	8.2
Other current liabilities	44.4	44.7
Current liabilities of discontinued operations	—	0.1
Total current liabilities	170.4	148.4
Long-term borrowings and finance lease obligations	282.2	209.8
Long-term operating lease liabilities	22.1	15.5
Long-term pension and other post-retirement benefit liabilities	40.4	54.0
Deferred tax liabilities	53.2	53.7
Other long-term liabilities	13.8	24.5
Long-term liabilities of discontinued operations	—	0.8
Total liabilities	582.1	506.7
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 68.9 and 67.8 shares issued, respectively	68.9	67.8
Capital in excess of par value	256.7	240.8
Retained earnings	683.6	605.0
Treasury stock, at cost, 8.0 and 7.3 shares, respectively	(151.0)	(119.8)
Accumulated other comprehensive loss	(74.2)	(91.7)
Total stockholders’ equity	784.0	702.1
Total liabilities and stockholders’ equity	$1,366.1	$1,208.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions)	2021	2020
Operating activities:
Net income	$100.6	$96.2
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain on discontinued operations and disposal	—	(0.1)
Depreciation and amortization	50.4	44.8
Deferred financing costs	0.3	0.3
Stock-based compensation expense	7.6	8.4
Pension settlement charges	10.3	—
Pension-related expense, net of funding	(3.8)	(6.6)
Changes in fair value of contingent consideration	(3.5)	(0.1)
Deferred income taxes, including change in valuation allowance	(6.5)	5.8
Changes in operating assets and liabilities:
Accounts receivable	2.5	8.6
Inventories	(24.2)	2.5
Prepaid expenses and other current assets	(2.6)	(0.6)
Rental equipment	(15.9)	(16.9)
Accounts payable	6.4	(13.9)
Customer deposits	3.9	1.7
Accrued liabilities	(5.5)	(1.2)
Income taxes	(11.6)	1.3
Other	(6.6)	6.1
Net cash provided by continuing operating activities	101.8	136.3
Net cash used for discontinued operating activities	—	(0.1)
Net cash provided by operating activities	101.8	136.2
Investing activities:
Purchases of properties and equipment	(37.4)	(29.7)
Payments for acquisition-related activity	(131.8)	(5.4)
Other, net	0.5	0.7
Net cash used for investing activities	(168.7)	(34.4)
Financing activities:
Increase (decrease) in revolving lines of credit, net	70.5	(11.8)
Purchases of treasury stock	(15.4)	(13.7)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(10.7)	(9.1)
Cash dividends paid to stockholders	(22.0)	(19.4)
Proceeds from stock compensation activity	4.2	0.6
Other, net	(0.2)	—
Net cash provided by (used for) financing activities	26.4	(53.4)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.7)	1.7
(Decrease) increase in cash and cash equivalents	(41.2)	50.1
Cash and cash equivalents at beginning of year	81.7	31.6
Cash and cash equivalents at end of year	$40.5	$81.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS
The following tables summarize group operating results as of and for the three and twelve months ended December 31, 2021 and 2020:
Environmental Solutions Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2021	2020	Change	2021	2020	Change
Net sales	$245.5	$237.6	$7.9	$1,004.0	$915.8	$88.2
Operating income	24.1	33.3	(9.2)	120.5	124.3	(3.8)
Adjusted EBITDA	36.2	44.2	(8.0)	168.8	169.0	(0.2)
Operating data:
Operating margin	9.8%	14.0%	(4.2)%	12.0%	13.6%	(1.6)%
Adjusted EBITDA margin	14.7%	18.6%	(3.9)%	16.8%	18.5%	(1.7)%
Total orders	$381.3	$224.8	$156.5	$1,297.3	$840.0	$457.3
Backlog	576.4	282.5	293.9	576.4	282.5	293.9
Depreciation and amortization	12.0	10.7	1.3	46.7	41.3	5.4
Safety and Security Systems Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2021	2020	Change	2021	2020	Change
Net sales	$55.9	$57.2	$(1.3)	$209.2	$215.0	$(5.8)
Operating income	10.1	10.3	(0.2)	32.7	35.5	(2.8)
Adjusted EBITDA	11.0	11.2	(0.2)	36.4	39.3	(2.9)
Operating data:
Operating margin	18.1%	18.0%	0.1%	15.6%	16.5%	(0.9)%
Adjusted EBITDA margin	19.7%	19.6%	0.1%	17.4%	18.3%	(0.9)%
Total orders	$62.5	$51.3	$11.2	$241.5	$207.1	$34.4
Backlog	52.5	21.4	31.1	52.5	21.4	31.1
Depreciation and amortization	0.9	0.9	—	3.6	3.4	0.2
Corporate Expenses
Corporate operating expenses were $4.1 million and $9.8 million for the three months ended December 31, 2021 and 2020, respectively.
Corporate operating expenses were $22.5 million and $28.4 million for the years ended December 31, 2021 and 2020, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted income from continuing operations and adjusted earnings per share (“Adjusted EPS”):
The Company believes that modifying its 2021 and 2020 income from continuing operations and diluted earnings per share (“EPS”) provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results between reporting periods. Adjusted income from continuing operations and Adjusted EPS are both non-GAAP measures. During the three and twelve months ended December 31, 2021 and 2020, adjustments were made to reported GAAP income from continuing operations and diluted EPS to exclude the impact of acquisition and integration-related (benefits) expenses, pension-related charges, restructuring activity, coronavirus-related expenses, and purchase accounting effects, where applicable.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions)	2021	2020	2021	2020
Income from continuing operations	$19.5	$26.0	$100.6	$96.1
Add (less):
Income tax (benefit) expense	(0.3)	7.6	17.0	28.5
Income before income taxes	19.2	33.6	117.6	124.6
Add (less):
Acquisition and integration-related (benefits) expenses	(3.0)	1.3	(2.1)	2.1
Pension-related charges (a)	10.3	(0.2)	10.6	2.3
Restructuring	—	—	—	1.3
Coronavirus-related expenses (b)	—	0.1	1.2	2.3
Purchase accounting effects (c)	0.2	0.2	0.7	0.7
Adjusted income before income taxes	$26.7	$35.0	$128.0	$133.3
Adjusted income tax expense (d)	(1.8)	(7.8)	(19.6)	(30.3)
Adjusted income from continuing operations	$24.9	$27.2	$108.4	$103.0

	Three Months Ended December 31,		Twelve Months Ended December 31,
(dollars per diluted share)	2021	2020	2021	2020
EPS, as reported	$0.32	$0.42	$1.63	$1.56
Add (less):
Income tax (benefit) expense	(0.01)	0.12	0.27	0.46
Income before income taxes	0.31	0.54	1.90	2.02
Add (less):
Acquisition and integration-related (benefits) expenses	(0.05)	0.03	(0.03)	0.03
Pension-related charges (a)	0.17	0.00	0.17	0.04
Restructuring	—	—	—	0.02
Coronavirus-related expenses (b)	—	0.00	0.02	0.04
Purchase accounting effects (c)	0.00	0.00	0.01	0.01
Adjusted income before income taxes	$0.43	$0.57	$2.07	$2.16
Adjusted income tax expense (d)	(0.03)	(0.13)	(0.32)	(0.49)
Adjusted EPS	$0.40	$0.44	$1.75	$1.67
(a)     Pension-related charges in the three and twelve months ended December 31, 2021 include $10.3 million of pension settlement charges incurred in connection with a pension annuitization project. In addition, during the twelve months ended December 31, 2021 and 2020, the Company recorded charges of $0.3 million and $2.3 million, respectively, in connection with the withdrawal from multi-employer pension plans. Such charges are included as a component of Other (income) expense, net on the Consolidated Statements of Operations.
(b)    Coronavirus-related expenses in the three and twelve months ended December 31, 2021 and 2020 relate to direct expenses incurred in connection with the Company's response to the coronavirus pandemic, that are incremental to, and separable from, normal operations. Such expenses primarily relate to incremental paid time off provided to employees and costs incurred to implement enhanced workplace safety protocols.
(c)    Purchase accounting effects in the three and twelve months ended December 31, 2021 and 2020 relate to adjustments to exclude the step-up in the valuation of equipment acquired in recent business combinations that was sold during the periods presented.
(d)    Adjusted income tax expense for the three and twelve months ended December 31, 2021 and 2020 was recomputed after excluding the impact of acquisition and integration-related (benefits) expenses, pension-related charges, restructuring activity, coronavirus-related expenses, and purchase accounting effects, where applicable.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of income from continuing operations, interest expense, pension settlement charges, acquisition and integration-related (benefits) expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other expense/income, income tax benefit/expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of income from continuing operations, interest expense, pension settlement charges, acquisition and integration-related (benefits) expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other expense/income, income tax benefit/expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and twelve months ended December 31, 2021 and 2020:

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2021	2020	2021	2020
Income from continuing operations	$19.5	$26.0	$100.6	$96.1
Add (less):
Interest expense	1.2	1.2	4.5	5.7
Pension settlement charges	10.3	—	10.3	—
Acquisition and integration-related (benefits) expenses	(3.0)	1.3	(2.1)	2.1
Restructuring	—	—	—	1.3
Coronavirus-related expenses	—	0.1	1.2	2.3
Purchase accounting effects *	—	0.1	0.3	0.3
Other (income) expense, net	(0.6)	(1.0)	(1.7)	1.1
Income tax (benefit) expense	(0.3)	7.6	17.0	28.5
Depreciation and amortization	12.9	11.7	50.4	44.8
Consolidated adjusted EBITDA	$40.0	$47.0	$180.5	$182.2

Net sales	$301.4	$294.8	$1,213.2	$1,130.8

Consolidated adjusted EBITDA margin	13.3%	15.9%	14.9%	16.1%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.1 million for the three months ended December 31, 2021 and 2020, respectively, and $0.4 million and $0.4 million for the twelve months ended December 31, 2021 and 2020, respectively

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2021 and 2020:

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2021	2020	2021	2020
Operating income	$24.1	$33.3	$120.5	$124.3
Add:
Acquisition and integration-related expenses	0.1	0.1	0.3	0.4
Restructuring	—	—	—	0.7
Coronavirus-related expenses	—	—	1.0	2.0
Purchase accounting effects *	—	0.1	0.3	0.3
Depreciation and amortization	12.0	10.7	46.7	41.3
Adjusted EBITDA	$36.2	$44.2	$168.8	$169.0

Net sales	$245.5	$237.6	$1,004.0	$915.8

Adjusted EBITDA margin	14.7%	18.6%	16.8%	18.5%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.1 million for the three months ended December 31, 2021 and 2020, respectively, and $0.4 million and $0.4 million for the twelve months ended December 31, 2021 and 2020, respectively
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2021 and 2020:

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2021	2020	2021	2020
Operating income	$10.1	$10.3	$32.7	$35.5
Add:
Restructuring	—	—	—	0.3
Coronavirus-related expenses	—	—	0.1	0.1
Depreciation and amortization	0.9	0.9	3.6	3.4
Adjusted EBITDA	$11.0	$11.2	$36.4	$39.3

Net sales	$55.9	$57.2	$209.2	$215.0

Adjusted EBITDA margin	19.7%	19.6%	17.4%	18.3%